Filed by TradeStation Group, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Quantum FinTech
Acquisition Corporation
Commission File No.: 001-40009

Monex Group Conference Call Script, TradeStation Group CEO Portion

Three months and fiscal year ended March 31, 2022

Date: April 27, 2022

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, that reflect TradeStation Group, Inc.’s current views with respect to, among other things, the future operations and financial performance of TradeStation Group, Inc. (“TradeStation”). Forward-looking statements in this communication may be identified by the use of words such as “anticipating,” “believes,” “can,” “continue,” “continuously,” “could,” “enhance,” “expects,” “hope,” “in progress,” “intends,” “may,” “over time,” “planned,” “seeks,” “should,” “strategic,” “target,” “think,” “try,” “try to,” “will” and similar terms and phrases. Forward-looking statements contained in this communication include, but are not limited to, statements as to (i) TradeStation’s efforts regarding its revenue growth strategy, including the success of marketing expenditures and campaigns and approaches and its ability to grow its customer account base generally and the pace at which such growth is, or is not, accomplished, (ii) ongoing volume levels of customer trading activity and trading-related revenue generated, (iii) the success, or lack thereof, of TradeStation’s crypto account-opening/marketing promotion, and whether crypto customer accounts added through such promotion will provide further funding or deposits to, or trade in, such accounts, (iv) whether TradeStation’s planned product and service enhancements, including those recently launched or currently in progress, will be considered valuable or attractive by customers and customer prospects, or completed timely, or at all, and (v) whether federal fund target interest rates will continue to increase, and if so when, whether the effective interest rates will match the target rates, and whether TradeStation will be able to benefit through increased net interest income if those rates continue to increase.

The forward-looking statements contained in this communication are based on the current expectations of TradeStation and its management and are subject to risks and uncertainties. No assurance can be given that future developments affecting TradeStation will be those that are anticipated. Actual results may differ materially from current expectations due to changes in global, regional or local economic, business, competitive, market, regulatory and other factors, many of which are beyond the control of TradeStation. Should one or more of these risks or uncertainties materialize, or should any of the assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

Such factors include, but are not limited to: changes in general economic or political conditions; changes in the markets that TradeStation targets; slowdowns in securities or cryptocurrency trading or shifting demand for securities or cryptocurrency trading products; the impact of the ongoing COVID-19 pandemic; the evolving digital asset market, including the regulation thereof; possible regulations that further limit, or eliminate, the ability of TradeStation to accept payment for order flow or similar rebates; any change in laws applicable to TradeStation or any regulatory or judicial interpretation thereof; and other factors, risks and uncertainties, including those under the heading “Risk Factors” in publicly-available SEC filings made by TradeStation. Intentions or expectations disclosed in forward-looking statements may not be achieved and the recipient of this communication should not place undue reliance on such forward-looking statements. Any forward-looking statement made in this communication speaks only as of the date hereof. TradeStation undertakes no obligation to update, revise or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

As previously announced, TradeStation and Quantum FinTech Acquisition Corporation (“Quantum”) have entered into agreements to effect a business combination (the “Business Combination”). This presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase, any securities of TradeStation, Quantum, the combined company or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Business Combination or the accuracy or adequacy of this presentation.

In connection with the proposed Business Combination between TradeStation and Quantum, TradeStation has filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) that includes a proxy statement / prospectus relating to the offer of the securities to be issued by TradeStation. Investors, security holders and other interested persons are advised to read the Registration Statement and proxy statement / prospectus and any amendments thereto, and other relevant documents that are filed with the SEC carefully and in their entirety because they will contain important information about TradeStation, Quantum and the proposed Business Combination. The definitive proxy statement / prospectus will be mailed to stockholders of Quantum as of a record date to be established for voting on the proposed Business Combination. Investors, security holders and other interested persons can also obtain copies of the Registration Statement and other documents containing important information about the Business Combination and the parties to the Business Combination as such documents are filed with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Quantum FinTech Acquisition Corp., 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607, Attention: Investor Relations or by email at IR@qftacorp.com.

Quantum and TradeStation, their respective directors and executive officers and certain investors may be considered participants in the solicitation of proxies with respect to the proposed Business Combination under the rules of the SEC. Information about the directors and executive officers of Quantum and their ownership is set forth in Quantum’s filings with the SEC, including its final prospectus relating to its initial public offering in February 2021, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Quantum shareholders in connection with the proposed Business Combination, including TradeStation’s directors and executive officers and certain investors, is contained in the Registration Statement for the Business Combination.

Thank you, Oki, and hello everyone.

TradeStation’s results for the three months and fiscal year ended March 31, 2022 reflect progress toward the initial phase of our growth strategy, the continued versatility of our multi-asset platform, and the dynamic nature of our operations and this sector.

I’ll begin my comments with a brief overview of our operating and financial results for the fiscal fourth quarter ended March 31, 2022. Revenue declined by 19.1 percent year-over-year primarily due to lower trading-related revenue and net interest income.

To many involved in this sector, a year-over-year decline in revenue from customer trading volume was what was generally expected, as these results compare to the peak of the unusually active COVID-19 pandemic- and social-media related trading activities of late 2020 and early 2021.

In fact, this fiscal fourth quarter was the most challenging in terms of prior-year comparisons. In the March 2022 quarter, TradeStation’s DARTs were 14.2 percent lower than the prior-year period, and this was largely due to a decline in equities DARTs. Average VIX was also 17% lower than it was for the March 2021 quarter

But our year-over-year results also reflect the value of TradeStation’s multi-asset platform. For example, while our customers’ equities and crypto trading declined, options trading increased by more than 20 percent and futures trading by almost 15 percent in the March 2022 quarter as compared to the prior year’s March quarter.

Net interest income for the March 2022 quarter declined from the prior-year period, driven by lower crypto asset lending, lower interest earned on customer cash, and lower margin use by customers. We do think, however, that the net interest income we earn on customer cash balances may increase in the next several fiscal quarters if the federal funds interest rate continues to rise as many economists and industry analysts are currently anticipating. With almost $3 billion of total customer cash on our balance sheet, the impact of each 25-basis point increase in the federal funds rate could increase interest earned on those balances by up to approximately $7 million to $7.5 million annualized.

Looking at our quarter over quarter results, we saw sequential growth in trading activity in certain areas as customers may have been responding to increased market volatility and inflation by increasing their trading in equities, options and futures. Equities trading increased slightly in the March 2022 quarter when compared to the December 2021 quarter, options trading increased by 17 percent in the March quarter when compared to the December quarter, and futures trading increased by almost 25 percent in the March quarter when compared to the December quarter.

We believe this recent change in mix in trading activity on our platform speaks to an important differentiator for TradeStation, which is the features-rich trading experience our customers enjoy across multiple asset categories. We think this distinction is important as we continue to grow our platform and enhance our product offerings. During the past fiscal year, we realized significant account growth. We ended the fiscal year with more than 226,000 total accounts, which was up by about 55 percent from the prior fiscal year. Even when excluding approximately 43,600 accounts that were added through a crypto account promotional campaign that have thus far been inactive, total account growth exceeded 25 percent from the end of the prior fiscal year.

We have added 225 people to our employee base during fiscal 2022, and those new employees are principally in our product development and operations areas. Our product development teams are focused on three key pillars to enhance TradeStation’s platform and to increase our reach in the fintech space. Those pillars are:

•	An enhanced customer experience on our award-winning brokerage platform;

•	Further building out the infrastructure for our crypto offering, including native integration into our proprietary TradeStation Web and mobile platforms, and adding new cryptocurrencies to our offering, which we expect to accomplish later this year; and

•	Expanding third-party relationships that can generate additional account growth and revenue by opening TradeStation’s platform to third parties through a Brokerage-As-A-Service model that is built around API-centered offerings where we use our advanced application programming interface technology to integrate seamlessly with third-party applications.

This is our strategy: To grow our account base efficiently, constantly innovate to improve on our business-to-consumer offerings, grow a high-quality cryptocurrency offering and build out attractive business-to-business opportunities.

To execute effectively and responsibly on this strategy, we actively manage our marketing investment with a view toward achieving efficient account acquisition cost in the long term, as well as the number and timing of our development projects.

As an example, while our marketing spend increased substantially, as planned, throughout the past fiscal year as compared to the prior year, our marketing spend in the fourth fiscal quarter declined by 20 percent as compared to the third fiscal quarter. Part of this decrease was due to how we previously planned our marketing spend throughout the year, and part was due to adjustments in advertising spend we recently made, based on real-time performance metrics, with the goal of improving account acquisition cost efficiencies. And, while headcount continued to grow, we have carefully managed the pace of that growth throughout the fiscal year just ended based on what we believe is needed to support the business and development of product enhancements.

Moving forward in the fiscal year that has just begun, we also intend to increase engagement with our customers, including the many who have recently opened accounts with us, and to drive more active traders and investors to TradeStation’s feature-rich platform offering.

Thank you for your time, and we look forward to continuing to update you on the progress of these initiatives. Oki . . .